

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

By U.S. Mail and facsimile to 435-787-4271

Mr. Chris Trina
Chairman and Chief Executive Officer
2203 North Lois Avenue, Suite 704
Tampa, Florida 33607

  RE: **Transfer Technology International Corp.**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed April 8, 2009
      File No. 0-27131

Dear Mr. Trina:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Andrew Mew
        Accounting Branch Chief